

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Matthew Ferguson
Chief Financial Officer
Elutia, Inc.
12510 Prosperity Drive, Suite 370
Silver Spring, MD 20904

      Re: Elutia, Inc.
          Registration Statement on Form S-3
          Filed March 18, 2025
          File No. 333-285870

Dear Matthew Ferguson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: David Eaton, Esq.